FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press release dated October 29, 2010 regarding results for the period ended September 30, 2010

For immediate release

Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@bbvaprovida.cl

Santiago, Chile – October 29, 2010 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended September30, 2010. All figures are expressed in Chilean pesos and are prepared in accordance with the International Financial Reporting Standards (IFRS). Figures as of September 30, 2009 were re-classified with the corresponding adjustments required under IFRS.

AFP PROVIDA S.A. reports its results for the period ended September 30, 2010

GENERAL HIGHLIGHTS FOR THE FIRST NINE MONTHS OF 2010
Ü
In the first nine months of 2010 a profit of Ch$74,331.4 million was recorded, higher by Ch$13,421.8 million or 22.0% with respect to the profit recorded in the same period in 2009. This result was basically attributable to the good performance of the recurring business, where revenues minus operating expenses (expenses related to employees, life and disability insurance and other miscellaneous costs) increased by Ch$23,961.2 million or 51.6% as compared to the same period in 2009.

Ü
As mentioned in previous reports, the Pension Reform Law eliminated the individual responsibility of AFPs to provide life and disability benefits that led Administrators to modify their fee structure charged over the taxable income of their clients. Therefore, Provida decreased its fee from 2.64% to 1.54% in July 2009, effecting results in August 2009, with a subsequent decrease of its fee income (included in revenues), recording a deviation of Ch$42,405.5 million in the first nine months of 2010 as compared to the same period in 2009. However, lower fee income had a counterpart in a lower life and disability insurance cost, generating savings of Ch$62,675.8 million attributable to both, lower variable premium and credits from provisions for unfavorable casualty rate, which were caused by the positive effect of pension funds returns and higher discount rates over the cost of casualties paid in the period.

Ü
Additionally, the period recorded lower personnel expenses (Ch$2,590.6 million), mainly due to lower salaries of administrative personnel basically as a consequence of the transfer of workers to the related company BBVA Servicios Ltda., and lower indemnities to administrative and sales personnel. It added to the above, lower expenses in depreciation and amortization of Ch$2,186.2 million due to lower amortization in evolutionary developments associated to the Unified Platform.

Ü
As of September 2010, mandatory investments recorded a weighted average nominal return of pension funds of 9.20% that compares to the outstanding return of 20.80% in the same period in 2009, given the higher returns obtained by foreign stock markets in 2009. All the above led to record a negative deviation of Ch$13,000.4 million with respect to the last year.

Ü
Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this subsidiary, which implied to acknowledge in different components of its results, a profit of Ch$349.5 million in the first nine months of 2010, representing an increase of 20.9% with respect to the result registered in the same period in 2009.

Ü
As of September 30, 2010, Provida has maintained leading the Chilean pension fund industry with a total of US$41,523.7 million of assets under management, equivalent to a market share of 30.0%. Also, Provida is a leader in terms of clients with an average portfolio of 3.6 million affiliates and 1.8 million of contributors as of September 2010, with market shares of 41.0% and 39.4% respectively as of August 2010.

GENERAL HIGHLIGHTS FOR THE THIRD QUARTER OF 2010
Ü
The third quarter of 2010 (3Q10) recorded a profit of Ch$28,148.4 million, higher by Ch$4,985.0 million or 21.5% with respect to the profit attained in the third quarter of 2009 (3Q09). This result, as in the cumulative result, was sustained by the positive evolution of the recurring business (revenues minus operating expenses) of Ch$5,575.3 million in the period.

Ü
The previous evolution was basically explained by a lower life and disability premium of Ch$9,464.7 million as a result of the change introduced by the Pension Reform Law regarding the elimination of the individual responsibility of the AFPs to provide life and disability benefits, which led to acknowledge expenses for leftovers recovery of prior months, and the provision for the variation of casualty costs that are still pending of payment. The latter had, as a counterpart the lower fees charged to the affiliates over their taxable incomes that led to record lower revenues, implying a deviation of Ch$3,716.6 million with respect to the 3Q09.The above result due to the 3Q09 included a month (July 2009) with expenses and revenues without the effect of the Pension Reform Law.

Ü
In relation to operating expenses, the period recorded lower employee expenses (Ch$194.5 million) due to decreased wages and salaries and short term benefits to employees in view of smaller number of staff maintained in the quarter, as well as lower depreciation and amortization expenses (Ch$783.9 million) mainly due to inferior amortization of the Unified Platform. The above was partially offset by higher other operating expenses (Ch$367.3 million) basically driven by higher advisory services and services rendered by third parties.

Ü
Regarding mandatory investments, the 3Q10 recorded a negative deviation of Ch$2,644.5 million with respect to the 3Q09. This result was triggered by the weighted average nominal return of pension funds that was 5.83% that was not good enough to overcome the important return of 8.43% recorded in the 3Q09. This figure was largely attributed to the evolution of the foreign stock markets.

AFP PROVIDA, leading company in the Chilean pension fund industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador and Mexico. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the pension fund industry and is one of the principal financial conglomerates in Latin America.	Business Drivers	Sep-10		Market
				Share

	Average number of affiliates	3,550,343		41.0%	(1)
	Average number of contributors	1,786,257		39.4%	(1)
	Average number of pensioners	476,903	(1)	38.2%	(1)

	Average salary base (US$ Million)	1,412.0		31.9%	(1)
	AUM (US$ Million)	41,523.7		30.0%
	Average real return of Pension Fund (Cum Jun10)	7.16%
	Pension Fund Type A real return (Cum Jun10)	7.70%
	Pension Fund Type B real return (Cum Jun10)	8.17%
	Pension Fund Type C real return (Cum Jun10)	6.94%
	Pension Fund Type D real return (Cum Jun10)	5.47%
	Pension Fund Type E real return (Cum Jun10)	4.99%

	Other Variables	Sep-10		Market
				Share

	Average number of branches	71		33.9%
	Average number of administrative employees	899		28.7%	(2)
	Average number of sales agents	466		22.3%	(2)

	(1) Figure & Market Share as of August, 2010 (2) Market Share as of June 2010

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE FIRST NINE MONTHS OF 2010

The monthly economic index (Imacec) grew by 7.6% in August 2010 as compared to the same month in 2009. This increase is the highest during the last five years and was basically attained by the favorable performance shown by retail and wholesale business, transport and industry. This result ratifies the strong dynamism that the Chilean economy has experienced in the last five months with an average around 7%.

In regard to foreign trade, the trade balance accrued a positive balance of US$11,177.8 million as of September 2010, a 9.2% increase with respect to the September 2009. In the first nine months of 2010, exports accrued US$49,353.1 million, an increase of 28.7% over the same period in 2009, mainly driven by the growth in exports of mining products (representing 62% of total exports), specifically copper (representing 89% of mining exports) that grew by 48% with respect to the same period in 2009 mainly as a consequence of the increase (42%) experienced by the copper price. Likewise, imports totaled US$38,175.3 million, a rise of 39.1% with respect to the same period in 2009 explained by the increase of fuels (representing 21% of total imports); mainly diesel oil (49%) caused by both, their increased prices and higher imported volumes. Additionally, the period recorded higher imports of land vehicles (representing around 15% of total imports), basically cars whose imports increased by 164% with respect to the same period in 2009.

The Consumer Price Index (CPI) accrued in the first nine months of 2010 a variation of 2.7%. The cumulative variation is basically the result of the upwards recorded in items like transport (5.2% with an effect of 1.00 p.p.), goods and services (15.8% with an effect of 0.92 p.p.), food and non-alcoholic beverages (4.5% with an effect of 0.85 p.p.) and accommodations and utilities (3.8% with an effect of 0.5 p.p.), figures that were partially offset by the decrease exhibited in garments and shoes (-16.9% with an effect of -0.88 p.p.).

In relation to the labor market, the mobile quarter July-September 2010 recorded an unemployment rate of 8.0%, a decrease of 0.3 percent points with respect to the previous mobile quarter, reinforcing the downward trend exhibited in the last quarters. The previous result was sustained by the fact that the growth of employment was higher than the one recorded by the labor force of 0.8%.

In absolute terms of result, the occupation increased by 84,800 occupied people (1.2%) with respect to the previous quarter. By economic sectors the highest contributions were given by Agriculture with 17,010 jobs (2.7%), Manufacturing industries with 15,460 jobs (1.9%) and Hotels and Restaurants with 14,050 jobs (6.1%). By occupation categories, the self-employed sector continues largely overcoming the salaried sector in the creation of employment, recording a growth of 45,660 new jobs or 3.1%, while the salaried sector recorded 36,550 new jobs or 0.8%.

It is important to highlight that the unemployment rate experienced a reduction, despite harmful effects spread by the last financial crisis, whose effects are still present in international markets, as well as the devastator earthquake occurred in Chile, last February.

BUSINESS DEVELOPMENT

COMPREHENSIVE INCOME STATEMENT

Profit

During the first nine months of 2010, the Company recorded a profit of Ch$74,331.4 million, an increase of Ch$13,421.8 million or 22.0% with respect to the profit recorded in the same period in 2009.

This result was basically driven by the life and disability insurance that recorded a positive variation of Ch$62,675.8 million with respect to the same period in 2009, as a product of the elimination of the individual responsibility of the AFP to provide life and disability benefits, a change introduced by the Pension Reform Law since July 2009, effecting results in August 2009. The above implied that the period did not record expenses for insurance concept, excepting those expenses stemming from recovery of leftovers of previous months, and provisions made due to changes in the value of casualties pending of payment. As a counterpart, the period recorded lower revenues of Ch$37,990.3 million, as a result of lower fee income due to the decrease in the fee charged by the AFP to its contributors over their taxable salary base.

In light of the aforementioned, net fee received by Provida defined as fee income minus the life and disability expense, provides a more accurate basis for year-on-year comparison in the analysis, which amounted to Ch$98,344.0 million as of September 2010, higher by Ch$20,270.3 million when compared to the same period in 2009.

Likewise, lower expenses related to employee and depreciation and amortization positively contributed in the result. The evolution in employee expenses (Ch$2,590.6 million) was basically attributable to lower wages and salaries to the administrative personnel mainly due to the staff reduction in connection with the personnel transfer to BBVA Servicios Limitada, a related company that renders certain supportive services. Adding to the above, lower amount of indemnities were recorded in the period, related to both, administrative and sales personnel. Moreover, the favorable evolution exhibited by depreciation and amortization (Ch$2,186.2 million) was determined by lower amortization in evolutionary developments associated with the Unified Platform.

With respect to mandatory investments, the lower result exhibited implied a negative contribution of Ch$13,000.4 million with respect to the same period in 2009, due to the high comparison basis of the first nine months of 2009, where the average nominal return of pension funds recorded 20.80%, meanwhile in the same period of 2010 it was 9.20%.

Regarding income taxes, they increased as higher profits before taxes were generated in the period.

During the first nine months in 2010, earnings per share (each ADR represents fifteen shares) were Ch$224.35 as compared to Ch$183.84 obtained in the same period in 2009. As of September 30, 2010, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to the same period in 2009.

Revenues

Under IFRS format, revenues account incorporates fee income, financial revenues and other operating revenues of the former classification under Chilean GAAP.

As of September 2010, revenues were Ch$115,508.8 million, a decrease of Ch$37,990.3 million or 25.4% with respect to the same period in 2009. This result was basically driven by lower fee income (Ch$42,405.5 million), in view of the lower fee charged due to the AFP are not longer responsible of the life and disability insurance. The remaining components called other revenues partially offset this evolution with an increase of Ch$4,415.2 million, basically due to higher financial revenues registered during the period.

•
Fee income was Ch$96,530.2 million in September 2010, a decrease of Ch$42,405.5 million (30.5%) with respect to the same period in 2009. This decrease was basically driven by the fact that the Pension Reform Law eliminated the AFP’s individual obligation to provide life and disability insurance beginning in July 2009, which led AFPs to decrease their fees charged to affiliates. Therefore, the fee as of September 2010 averaged 1.54%, decreasing by 35.7% over the average fee charged as of September 2009 (2.40%).

In accordance with the above, the net fee received by the Company defined as fee income minus the life and disability expense, provides a more accurate basis for comparison in the analysis with the previous year. As of September 2010, the net fee amounted to Ch$98,344.0 million, growing by Ch$20,270.3 million or 26.0% with respect to the same period in 2009. This result was attributable to an increase of 6.5% in Provida’s client salary base, adding the lower cost of the life and disability insurance in connection with higher discount rates.

In consistence with the growing trend of its clients salary base previously mentioned, Provida has maintained its leading position in the pension industry with an average market share around 40% in terms of number of customers and over 30% in terms of salary base and total assets under management. In figures, the average number of contributors was 1,786,257 and the monthly average salary base was US$1,412.0 million as of September 2010. Assets under management were US$41,523.7 million as of September 30, 2010.

•
Other revenues amounted to Ch$14,978.6 million, increasing by Ch$4,415.2 million (41.8%) with respect to the same period in 2009. Behind this result were higher financial revenues of Ch$3,537.3 million stemming from the contract of the life and disability insurance, attributable better returns obtained by the insurer in connection with the contract effective January 2005-June 2009.

Gains on mandatory investments

As of September 2010, gains on mandatory investments amounted to Ch$16,476.9 million, a decrease of Ch$13,000.4 million or 44.1% with respect to the gains recorded in the same period in 2009. The weighted average nominal return of pension funds was 9.20% as of September 2010 that is compared to the outstanding figure of 20.80% recorded in the same period in 2009. For 2010, the main contributions were Fund Type C (44% out of the total return achieved in the period) with a nominal return of 8.97% and Fund Type B (22% out of the total return achieved in the period) with a nominal return of 10.24%.

In comparative terms, the variation is sustained by lower contributions of foreign variable income: 2010 Developed Markets: Japan -13.3%, USA -2.0%, Europe -6.7% and Emerging Markets: Mexico 0.2%, Russia -2.0%, Brazil -4.6%, China -8.5% v/s 2009 Developed Markets: Japan 12.3%, USA 16.9%, Europe 18.6% and Emerging Markets: Mexico 29.5%, Russia 95.4%, Brazil 62.3%, China 48.6%.

Life and disability insurance premium

The life and disability insurance premium recorded a credit of Ch$1,813.8 million in September 2010, positive in Ch$62,675.8 million (103.0%) with respect to the expense registered in the same period in 2009. This result is basically sustained by the fact that the Pension Reform Law eliminated the individual responsibility of AFPs to provide life and disability benefits, thus, since August 2009 the AFP has hardly recorded expenses incurred in the life and disability insurance, excepting those expenses belonging to the recovery of leftovers of previous months, and the provision for casualty rate related to the variation of costs of casualties pending of payment.

Consequently, Provida recorded savings of Ch$44,099.8 million in temporary premiums as of September 2010, given that the year 2009 recorded seven months of premiums, but the year 2010 recorded only premiums from leftovers.

Additionally, the period also recorded a positive variation of Ch$17,836.9 million in provisions for unfavorable casualty rate. This evolution is explained by both positive returns on pension funds that have decreased the insurance cost assumed by Provida, as the AFP covers the difference between life annuities established by the law and the savings kept in the affiliates’ accounts, as well as higher discounts rates applied to the casualties payments made in the period. The latter since the casualty obligations were acknowledged at the end of 2009 at lower discounts rates than those rates prevailing in the market at the moment of payment (around 3.30% compared to 3.56%).

Employee expenses

Under IFRS format, the line employee expenses include the administrative and sales personnel remunerations of the former classification under Chilean GAAP. The opening of this item under IFRS for Provida is composed by wages and salaries of administrative personnel and sales personnel, indemnities and short term benefits.

Employee expenses amounted to Ch$21,894.6 million as of September 2010, a drop of Ch$2,590.6 million or 10.6% with respect to the same period in 2009. This result was triggered by lower wages and salaries of Ch$496.3 million and lower short term benefits of Ch$773.3 million caused by a staff reduction, adding lower indemnities of Ch$1,321.0 million to administrative and sales personnel.

•
Wages and salaries of administrative personnel amounted to Ch$11,870.8 million as of September 2010, decreasing by Ch$705.0 million or 5.6% with respect to the figure recorded in 2009. This result was basically driven by lower wages and allowances of benefits, as a consequence of smaller staff maintained in the period mainly corresponding to the externalization of certain supporting areas to the related society BBVA Servicios Limitada. Also, the period recorded lower variable based remunerations in view of lower commissions paid to chiefs and supervisors of sales staff. The latter was partially offset by a higher expense incurred in overtime, higher legal contributions due to the life and disability insurance must be paid by the employer, higher expenses in training mainly corporative matters and higher provisions for accrued vacations.

In figures, the average administrative staff amounted to 899 workers as of September 2010, while as of September 2009 it was 1,047, a decrease of 14.1%. By comparing the end of each period, the administrative staff decreased by 11.6%, from 1,017 in September 2009 to 899 workers in September 2010.

•
Wages and salaries of sales personnel amounted to Ch$7,972.5 million as of September 2010, an increase of Ch$208.6 million or 2.7% with respect to the same period in 2009. This variation was the result of higher expenses in accrued vacations and higher legal contributions due to the life and disability insurance must be paid by Provida as an employer commencing on July 2009.

In figures, the average number of sales agents was 466 workers as of September 2010, a decrease of 12.6% with respect to the number maintained as of September 2009 (533 sales agents). With respect to the evolution at the end of each period, the sales force decreased by 2.7% from 480 salespeople in September 2009 to 467 in September 2010.

•
Short term benefits to employees were Ch$751.7 million as of September 2010, decreasing by Ch$773.3 million or 50.7% as compared to the same period in 2009 due to lower provisions for bonuses in light of lower staff and enough stock for the estimated provision.

•
Indemnities amounted to Ch$1,299.6 million as of September 2010, a decrease of Ch$1,321.0 million or 50.4% regarding the same period in 2009. This positive evolution corresponded to the adjustments made in administrative and sales personnel during the first half in 2009.

Depreciation and amortization expenses

The depreciation and amortization expenses were in the aggregate of Ch$5,972.6 million as of September 2010, a decrease of Ch$2,186.2 million or 26.8% with respect to the same period in 2009. This decrease was the outcome of lower amortization expenses (Ch$2,180.6 million), since the year 2009 included the amortization of assets corresponding to the years between 2005 and 2009, but the year 2010 just includes new developments generated during the year.

•
The depreciation expense was Ch$1,637.2 million as of September 2010, a decrease of Ch$5.6 million or 0.3% with respect to the same period in 2009. This variation was mainly attributable, at local level to higher depreciation of real estate (Ch$89.6 million), which was partially offset by superior depreciation of computing devices (Ch$32.4 million). Likewise, the subsidiary Genesis in Ecuador negatively contributed with a higher depreciation of Ch$49.1 million.

•
The amortization expense was Ch$4,335.4 million as of September 2010, a decrease of Ch$2,180.6 million or 33.5% with respect to the same period in 2009. This result was largely attributable to lower amortization in evolutionary developments associated to the Unified Platform due to the year 2009 included the amortization of evolutionary developments for the period between 2005-2009, while the year 2010 only includes new developments basically related to changes implemented by the Pension Reform Law.

Miscellaneous other operating expenses

Under IFRS format, miscellaneous other operating expenses include marketing, data processing, administration, Board of Directors remunerations and other expenses of the former classification under Chilean GAAP. The opening of this item under IFRS is composed by the same detail previously mentioned, but the Board of Directors remunerations and other operating expenses are merged in other operating expenses.

Miscellaneous other operating expenses were Ch$20,994.8 million as of September 2010, an increase of Ch$3,315.0 million or 18.7% with respect to the same period in 2009. This result was basically driven by higher administration costs (Ch$4,128.9 million), basically due to higher expenses in advisory services, which were partially offset by lower expenses in marketing and other operating expenses.

•
Marketing expenses were Ch$598.4 million as of September 2010, a decrease of Ch$470.9 million or 44.0% with respect to the same period in 2009. This positive variation was basically originated by lower expenses in media publicity since the campaign called "pay well" related to the Pension Reform Law was implemented in the year 2009.

•
Data processing expenses were Ch$2,296.4 million as of September 2010, an increase of Ch$92.5 million or 4.2% with respect to the same period in 2009. Behind this evolution were higher expenses in host maintenance cost and installations in connection with new inquiries of software maintenance, almost offset by lower costs in host maintenance with related companies due to lower costs with CCR (Regional Computing Center) and with pension branch offices given the adjustments made in the commercial network.

•
Administration expenses amounted to Ch$16,035.9 million as of September 2010, a growth of Ch$4,128.9 million or 34.7% with respect to the same period in 2009. This deviation was mainly attributable to higher expenses in connection with advisory services related to the externalization of certain supporting areas to the related company BBVA Servicios Limitada previously mentioned. The period also recorded higher expenses in services rendered by third parties such us typing, pension payments and collection, adding the custodian services related to the increase in pension funds. The above was partially offset by lower expenses in operating write-offs, since the year 2009 recorded a greater expense due to mistakes caused by the Unified Platform that could not be recovered.

•
Other operating expenses are associated to costs incurred for evaluation and qualification of disability status of contributors and remunerations of the Board of Directors, which amounted to Ch$2,064.1 million as of September 2010, lower by Ch$435.6 million or 17.4% with respect to the same period in 2009.

This positive result was explained by lower expenses related to qualification of disability status, basically medical fees and clinical examinations due to a greater number of claims was evaluated in 2009, partly stemming from the year 2008, as a consequence of the implementation of the solidarity principle of the Pension Reform Law that encouraged a larger number of affiliates to request pension benefits.

It is important to mention that although the coverage of life and disability insurance expired in June 2009, Provida has to cover those casualties pending of evaluation and those casualties in the process of being finally evaluated belonging to the contract.

The above was partially offset by higher remunerations of the Board of Directors given the existence of one more remunerated Director and two alternate Directors beginning on May 2009.

Share of the profit (loss) from equity accounted associates

As of September 2010, share of the profit (loss) from equity accounted associates was Ch$5,984.3 million, higher by Ch$1,264.2 million or 26.8% with respect to the same period in 2009. This increase was the outcome of both the higher result achieved by AFORE Bancomer in Mexico (Ch$842.8 million), basically due to higher levels of fee income and to higher gains on mandatory investments, as well as the higher result obtained by local subsidiaries that contributed in the aggregate of Ch$974,5 million, given the better evolution of fees generated by AFC and Previred. These effects were partially offset by lower profits generated by AFP Horizonte in Peru (Ch$553.0 million) given that starting 2010 the Peruvian Accounting Standards instructed that mandatory investments results must be included in reserves into the Equity instead of in gains in the income statements.

Company	Country	2010	2009	Change	%

		(Million of Chilean pesos, except percentages)

AFC	Chile	697.5	93.9	603.6	643.0%
DCV	Chile	56.3	54.3	2.0	3.8%
Previred	Chile	1,279.8	911.0	368.8	40.5%
Bancomer	México	2,755.8	1,913.1	842.8	44.1%
Horizonte	Perú	1,194.8	1,747.9	(553.0)	-31.6%

TOTAL		5,984.3	4,720.0	1,264.2	26.8%

Exchange differences

The exchange differences amounted to gains of Ch$299.8 million as of September 2010, an increase of Ch$555.7 million or 217.2% with respect to the losses recorded in the same period in 2009. This result was driven by higher gains related to assets valuated in UF, since this monetary unit increased by 1.9% as compared to a decrease of 2.9% as of September 2009, and the balances of this kind of assets that also increased, mainly assets related to receivable accounts (additional contributions). Partially offsetting the above was the effect over the value of deposits and receivables accounts of the appreciation of Chilean peso against the U.S. Dollar that was present in the two periods under comparison. In the first nine months of 2010 the Chilean peso recorded an appreciation of 4.6%; meanwhile for the same period in 2009 it was 13.5%.

Other non-operating income

As of September 2010, other non-operating income were Ch$1,875.0 million, a decrease of Ch$133.1 million or 6.6% with respect to the same period in 2009. This result was attained due to lower fee revenues stemming from recovery of contributions made to pension funds and from regularizations of expired checks.

Other non-operating expenses
As of September 2010, other non-operating expenses were Ch$744.9 million, a decrease of Ch$33.3 million or 4.3% with respect to the same period in 2009. This result was attained due to lower provisions for labor suits, which was partially offset by extraordinary expenses incurred in repairs of real estate caused by the earthquake.

Income tax expense

Income tax expense was Ch$14,071.0 million as of September 2010, higher by Ch$1,447.2 million or 11.5% with respect to September 2009, basically due to higher earnings before taxes recorded in the period.

STATEMENT OF FINANCIAL POSITION

Assets

Total assets amounted to Ch$375,133.0 million as of September 30, 2010, an increase of Ch$29,968.7 million or 8.7% with respect to December 31, 2009. This result was driven by higher non current assets (Ch$22,357.6 million) largely attributed to higher mandatory investments, adding higher current assets (Ch$7,611.1 million), manly referred to superior trade and other receivables.

•
As of September 30, 2010, current assets were Ch$69,873.0 million, increasing by Ch$7,611.1 million or 12.2% with respect to December 31, 2009. This result was mainly caused by higher trade and other receivables of Ch$16,841.1 million basically due to higher balance in receivables from insurers (Ch$17,139.1 million). The above had as counterpart lower levels of cash and cash equivalents of Ch$7,666.8 million, since the Company destined part of its cash flows for financing temporarily the benefits to its affiliates that must be covered by the insurance companies.

•
Non current assets amounted to Ch$305,260.0 million as of September 30, 2010, an increase of Ch$22,357.6 million or 7.9% with respect to December 31, 2009. This result was mainly attained by higher mandatory investments of Ch$19,996.4 million due to the normal contributions recorded in the growing salary base of clients, and the positive cumulative returns of pension funds. Also, the period recorded higher investments stemming from share of the profit from equity accounted associates of Ch$2,638.7 million, basically higher shareholder's equity of AFP Horizonte in Peru (Ch$800.4 million), AFC in Chile (Ch$698.1 million) and Previred in Chile (Ch$679.5 million), and higher assets for deferred taxes of Ch$800.2 million. The above was partially offset by lower intangible assets of Ch$1,463.7 million attributed to identifiable intangible assets related to the customer list amortization of local acquisitions (AFP Protección, Unión and El Libertador).

Liabilities

Total liabilities amounted to Ch$92,498.9 million as of September 30, 2010, an increase of Ch$16,938.1 million or 22.4% with respect to December 31, 2009. This result was driven as a result of the increased current liabilities (Ch$14,584.9 million), mainly due to higher trade payables and other accounts payable, adding increased amounts of non-current liabilities (Ch$2,353.2 million) due to superior liabilities for deferred taxes.

•
Current liabilities amounted to Ch$63,251.8 million as of September 30, 2010, an increase of Ch$14,584.9 million or 30.0% with respect to December 31, 2009. This variation was largely driven by higher trade payables and other accounts payable of Ch$21,632.9 million, basically due to higher dividends payable since in September 2010 they corresponded to the 30% of the profit (Ch$22,487.8 million) meanwhile in December 2009 they belong to the 30% of the profit minus the interim dividends paid in October 2009 (Ch$3,583.6 million). It added to the above superior current tax payable of Ch$3,030.1 million as a result that the profit excluding gains on mandatory investments was higher in September 2010 as compared to such figure in December 2009. It should be reminded that the latter determines the basis for current taxes given that gains on mandatory investments are subject to deferred taxes when profits become effective.

The above was partially offset by lower provisions of Ch$8,650.7 million mainly due to provisions for unfavorable casualty rate (Ch$9,138.1 million) partly because the contract coverage expired in June 2009, so non additional casualty enters to the reserve and the liability pending at the end of 2009 was paid to the insurance company in March 2010. Additionally, in the first nine months of 2010, higher discount rates were used to determine casualty payments as compared to rates used to constitute the 2009 provision, adding the favorable effect of the positive returns of pension funds over the individual capitalization accounts of beneficiaries.

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Non-current liabilities amounted to Ch$29,247.1 million as of September 30, 2010, an increase of Ch$2,353.2 million or 8.7% with respect to December 31, 2009, as a result of higher liabilities for deferred taxes (Ch$2,381.2 million) in relation with gains on mandatory investments during the period, adding that under IFRS application such liability is accounted at current and not discounted at an interest rate under Chilean GAAP applied formerly.

Shareholders’ equity

Total shareholder’s equity amounted to Ch$282,634.0 million as of September 30, 2010, increasing by Ch$13,030.6 million or 4.8% with respect to December 31, 2009, due to higher gains cumulated in the period.

Exchange rate

As of September 30, 2010 the exchange rate was Ch$483.65 per dollar, while at the same date in 2009, it was Ch$550.36 per dollar. In the first nine months of 2010, an appreciation of Chilean peso against the dollar of 4.6% was recorded and in the same period in 2009 an appreciation of Chilean peso against the dollar of 13.5% was recorded.

COMPREHENSIVE INCOME STATEMENT

	2010	2009	Change	%
	(Million of Chilean pesos, except percentages)

Revenues	111,508.8	149,499.1	(37,990.3)	-25.4%
Gain on mandatory investments	16,476.9	29,477.4	(13,000.4)	-44.1%
Life and disability insurance premium expense (less)	1,813.8	(60,861.9)	62,675.8	103.0%
Employee expenses (less)	(21,894.6)	(24,485.2)	2,590.6	-10.6%
Depreciation and amortization (less)	(5,972.6)	(8,158.8)	2,186.2	-26.8%
Miscellaneous other operating expenses (less)	(20,994.8)	(17,679.8)	(3,315.0)	18.7%
Finance costs (less)	(83.7)	(117.0)	33.3	-28.5%
Income (loss) from investments	134.2	165.6	(31.4)	-19.0%
Share of the profit (loss) from equity accounted associates	5,984.3	4,720.0	1,264.2	26.8%
Exchange differences	299.8	(255.9)	555.7	217.2%
Other non-operating income	1,875.0	2,008.0	(133.1)	-6.6%
Other non-operating expenses (less)	(744.9)	(778.2)	33.3	-4.3%

PROFIT (LOSS) BEFORE TAX	88,402.4	73,533.3	14,869.0	20.2%

Income tax expense	(14,071.0)	(12,623.7)	(1,447.2)	11.5%
Profit (loss) after tax from continuing operations	74,331.4	60,909.6	13,421.8	22.0%

PROFIT (LOSS)	74,331.4	60,909.6	13,421.8	22.0%

STATEMENT OF FINANCIAL POSITION

	9/30/2010	12/31/2009	Change	%
	(Million of Chilean pesos, except percentages)

Current assets	69,873.0	62,261.9	7,611.1	12.2%
Non-current assets	305,260.0	282,902.4	22,357.6	7.9%

TOTAL ASSETS	375,133.0	345,164.3	29,968.7	8.7%

Current liabilities	63,251.8	48,666.9	14,584.9	30.0%
Non-current liabilities	29,247.1	26,893.9	2,353.2	8.7%

Shareholders' Equity	282,634.0	269,603.4	13,030.6	4.8%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	375,133.0	345,164.3	29,968.7	8.7%

CASH FLOW STATEMENT

	2010	2009	Change	%
	(Million of Chilean pesos, except percentages)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	43,142.8	15,061.9	28,080.9	186.4%
Cash flow from (used in) operations	47,779.2	18,864.3	28,914.9	153.3%
Cash flow from (used in) other operating activities	(4,636.5)	(3,802.5)	(834.0)	21.9%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	(8,240.2)	(1,088.1)	(7,152.1)	657.3%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(42,569.3)	(1,382.7)	(41,186.6)	2978.8%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(7,666.8)	12,591.1	(20,257.9)	-160.9%

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE THIRD QUARTER OF 2010

Profit

In the third quarter of 2010 (3Q10), the Company recorded a profit of Ch$28,148.4 million, an increase of Ch$4,985.0 million or 21.5% with respect to profit recorded in the third quarter of 2009 (3Q09).

In July 2009 and effecting results in August 2009, the Pension Reform Law eliminated the individual responsibility of the AFPs to provide life and disability insurance benefits, thus, the AFPs did not record expenses for such concept, excepting those expenses stemming from leftovers recovery of previous months and provisions for changes in the value of casualties pending of payment. The latter had its counterpart in the fact that the AFPs decreased their fees charged to affiliates with the subsequent impact in revenues. Therefore, the life and disability insurance premium recorded a positive variation of Ch$9,464.7 million with respect to the 3Q09 and revenues recorded a negative deviation of Ch$3,716.6 million since the 3Q09 incorporated a month with expenses and revenues without the effect of the Pension Reform Law previously mentioned.

In light of the aforementioned, net fee received by Provida defined as fee income minus the life and disability expense, provides a more accurate basis for the year-on-year comparison in the analysis, which amounted to Ch$31,812.7 million in the 3Q10, higher by Ch$5,522.8 million as compared to the 3Q09.

Regarding operating expenses, both employee and depreciation and amortization expenses demonstrated a positive evolution totaling savings of Ch$978.4 million, partially offset by higher miscellaneous other operating expenses of Ch$367.3 million.

Moreover, mandatory investments recorded a negative deviation of Ch$2,644.5 million, basically due to outstanding returns exhibited by foreign stock markets in the period under comparison, 3Q09.

Regarding income taxes, a lower provision was recorded although higher earnings before taxes were generated in the 3Q10, due to the existence of a higher number of cumulative provisions.

During the 3Q10, earnings per share (each ADR represents fifteen shares) were Ch$84.96 as compared to Ch$69.91 obtained in the 3Q09.

Revenues

In the 3Q10, revenues were Ch$36,022.2 million, a decrease of Ch$3,716.6 million or 9.4% with respect to the same quarter in 2009. This result was basically driven by lower fee income of Ch$3,941.9 million as the 3Q09 included a month with a higher fee rate.

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Fee income was Ch$32,252.7 million in the 3Q10, a decrease of Ch$3,941.9 million (10.9%) with respect to the 3Q09. This decrease was explained by the fact that the change in the fee structure previously mentioned caused by the elimination of the life and disability insurance coverage, effected results beginning on August 2009, so the 3Q09 included a month with a higher fee rate. Therefore, the fee rate of the 3Q10 averaged 1.54%, decreasing by 19.2% over the average fee rate charged in the 3Q09 (1.91%).

As being measuring in previous quarters, the net fee received by the Company defined as fee income minus the life and disability expense, provides a more accurate basis for comparison in year-on-year analysis. In the 3Q10, the net fee amounted to Ch$31,812.7 million, growing by Ch$5,522.8 million or 21.0% with respect to the same period in 2009. This result was attained as a consequence of an increase in Provida’s salary base of clients around 9.2%, adding lower costs in the life and disability insurance.

In consistence with the growing trend shown by its clients' salary base, Provida has maintained its leading position in the pension industry with an average market share around 40% in terms of number of customers and over 30% in terms of salary base and total assets under management. In figures, during the 3Q10 the average number of contributors was 1,781,726 and the monthly average salary base was US$1,418.0 million. Assets under management were US$41,523.7 million as of September 30, 2010.

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Other revenues amounted to Ch$3,769.5 million in the 3Q10, increasing by Ch$225.2 million (6.4%) with respect to the 3Q09. Behind this result were higher financial revenues of the life and disability insurance contract with a positive variation of Ch$307.0 million or 21.0%.

Gains on mandatory investments

During the 3Q10, mandatory investments recorded gains of Ch$10,857.8 million, lower by Ch$2,644.5 million or 19.6% with respect to gains recorded in the 3Q09. The weighted average nominal return of pension funds was 5.83% in the 3Q10, which is compared to the outstanding of 8.43% recorded in the 3Q09. This result was basically sustained by the evolution of foreign stock markets (3Q10 Developed Markets: USA +8.1%, Japan -1.0% and Europe +2.4% and Emerging Markets: Russia +12.0%, Brazil +11.9%, Mexico +7.3% and China +6.3% v/s 3Q09: Developed Markets: USA +14.9%, Japan -0.1% and Europe +17.7% and Emerging Markets: Russia +25.0%, Brazil +18.9%, Mexico +18.9% and China +6.9%)

Life and disability insurance premium

The life and disability insurance premium recorded an expense of Ch$440.0 million in the 3Q10, positive in Ch$9,464.7 million (95.6%) with respect to the expense registered in the 3Q09. As explained previously, this result was sustained by the elimination of the individual responsibility of AFPs to provide life and disability benefits effected results beginning on August 2009. Since that month on, the expense of life and disability insurance only records temporary premium for expenses stemming from the recovery of leftovers of previous months, and provisions for casualty rate related to the variation of costs of those casualties pending of payment.

Currently, Provida only maintains those casualties pending payment due to temporary disability that remain covered until June 30, 2009. All the above implied to record a positive variation of Ch$6,618.4 million in temporary premium and Ch$2,377.9 million in provisions for unfavorable casualty rate. The latter since the casualties were paid during the quarter at a higher discount rate than the rate used to determine the provisions for such casualties, adding positive returns obtained by pension funds that have decreased the insurance cost assumed by Provida.

Employee expenses

Employee expenses amounted to Ch$7,286.2 million in the 3Q10, a decrease of Ch$194.5 million or 2.6% with respect to the 3Q09. This result was triggered by lower wages and salaries of administrative personnel of Ch$350.0 million in line with the smaller staff maintained in the quarter, and lower short term benefits of Ch$189.5 million, effects that were partially offset by higher indemnities of Ch$316.6 million.

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Wages and salaries of administrative personnel amounted to Ch$4,024.6 million in the 3Q10, a decrease of Ch$350.0 million or 8.0% with respect to the figure recorded in 2009. Behind this evolution were savings in fixed wages generated as a consequence of lower staff maintained in the quarter, basically the externalization of certain supporting areas to the related company BBVA Servicios Limitada.

In figures, the average administrative staff amounted to 898 workers in 3Q10, while in the 3Q09 was 1,013, implying a decrease of 11.4%.

•
Wages and salaries of sales personnel amounted to Ch$2,313.0 million in the 3Q10, a rise of Ch$28.4 million or 1.2% with respect to the same quarter in 2009. The deviation was mainly explained by higher commissions due to settlements paid to sales agents, adding higher fixed wages in view of higher number of medical leaves submitted in the 3Q09. The above was partially offset by lower awards due to the plan efficient use of extraordinary incentives associated to sales staff.

In figures, the average number of sales agents was 459 workers in the 3Q10, a decrease of 3.8% with respect to the number maintained in the 3Q09 (477 sales agents).

•	Short term benefits to employees amounted to Ch$333.3 million in the 3Q10, decreasing by Ch$189.5 million or 36.2% with respect to the 3Q09, given the lower staff maintained by the Company.

•	Indemnities were Ch$615.3 million in the 3Q10, an increase of Ch$316.6 million or 106.0% regarding the 3Q09, basically due to a reduction of sales personnel recorded in the quarter.

Depreciation and amortization expenses

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The depreciation and amortization expenses were in the aggregate of Ch$2,000.1 million in the 3Q10, a decrease of Ch$783.9 million or 28.2% with respect to the 3Q09. This decrease was the outcome of lower amortization expenses (Ch$656.2 million), mainly due to the inferior amortization of the Unified Platform.

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In the 3Q10, the depreciation expense amounted to Ch$528.5 million, a decrease of Ch$127.7 million or 19.5% with respect to the expenses recorded in the same period in 2009. At local level, the positive variation was basically attributable to lower depreciation of real estate (Ch$86.8 million), which was partially offset by superior depreciation of computing devices (Ch$10.8 million). Likewise, the subsidiary Genesis in Ecuador positively contributed with a lower depreciation of Ch$55.5 million.

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The amortization expense in the 3Q10 was Ch$1,471.5 million, a decrease of Ch$656.2 million or 30.8% with respect to the same quarter in 2009. This result was driven by lower amortization of evolutionary developments associated to the Unified Platform, due to the 3Q09 included amortization of investments made between the years 2005-2009, while the 3Q10 only includes developments of the year, basically related to the Pension Reform Law.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$6,743.1 million in the 3Q10, an increase of Ch$367.3 million or 5.8% with respect to the 3Q09. This result was driven by higher administration costs (Ch$1,240.4 million), basically due to higher expenses in advisory services. The above was partially offset by lower marketing expenses and other operating expenses.

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Marketing expenses were Ch$37.2 million in the 3Q10, a decrease of Ch$520.7 million or 93.3% with respect to the same quarter in 2009. This result was mainly attained by decreased publicity in media since the 3Q09 included expenses to carry out the publicity campaign related to the Pension Reform Law.

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Data processing expense was Ch$756.6 million in the 3Q10, a decrease of Ch$21.4 million or 2.8% with respect to the 3Q09. The result was mainly driven by lower host maintenance cost with related companies due to lower costs of CCR and lower expenses in pension branch offices due to adjustments made in the commercial network. The above was partially offset by higher expenses in host maintenance and installations due to new inquiries of software maintenance services in 2010.

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Administration expenses amounted to Ch$5,261.6 million in the 3Q10, a growth of Ch$1,240.4 million or 30.8% with respect to the same quarter in 2009. This increase was mainly attributable to higher expenses in advisory services related to the externalization of certain supporting areas to the related company BBVA Servicios Limitada, and to a lower extent to the increased expense in services such as typing, pension payments and custodian rendered by third parties. The aforementioned was partially offset by lower expenses in operating write-offs given that the 3Q09 recorded a higher expense related to mistakes stemming from the Unified Platform.

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Other operating expenses were Ch$687.7 million in the 3Q10, a decrease of Ch$330.9 million or 32.5% with respect to the same quarter in 2009. This evolution was explained by lower costs incurred in disability qualification, mainly related to medical fees and clinical examinations, since in 2009 a larger number of claims was evaluated in view of the greater number submitted in 2008 as a result of the implementation of the Pension Reform Law.

Shares of the profit (loss) from equity accounted associates

Share of the profit (loss) from equity accounted associates was Ch$2,220.6 million in the 3Q10, higher in Ch$288.4 million or 14.9% with respect to the 3Q09. This increase was the outcome of the higher result achieved by local subsidiaries in the aggregate of Ch$389.6 million by recording a higher volume of revenues, adding the increased fee income recorded, adding higher profits recorded by AFORE Bancomer in Mexico (Ch$100.4 million). The above was partially offset by lower profits generated by AFP Horizonte in Peru (Ch$201.6 million) given that commencing on 2010, the Peruvian Accounting Standards instructed that mandatory investments results must be included in reserves into the Equity instead of in gains in the income statements.

Company	Country	3Q10	3Q09	Change	%

		(Million of Chilean pesos, except percentages)

AFC	Chile	312.8	91.4	221.4	242.2%
DCV	Chile	14.8	6.4	8.4	131.9%
Previred	Chile	481.3	321.6	159.8	49.7%
Bancomer	México	1,086.0	985.6	100.4	10.2%
Horizonte	Perú	325.6	527.2	(201.6)	-38.2%

TOTAL		2,220.6	1,932.2	288.4	14.9%

Exchange differences

The exchange differences were Ch$111.3 million in the 3Q10, an increase of Ch$32.4 million with respect to the loss recorded in the 3Q09. This result was driven by the appreciation of Chilean peso with respect to the dollar in the quarter (appreciation of 11.6% versus a depreciation of 3.5% in the 3Q09) that decreased the value of deposits and accounts receivable in Chilean pesos, originally taken in dollars. The above was partially offset by higher gains in assets valued in UF, since this monetary unit increased by 0.7% in the 3Q10, while in the same period in 2009 it decreased by 0.5%.

Other non-operating expenses

Other non-operating expenses were Ch$128.0 million in the 3Q10, a decrease of Ch$317.1 million with respect to the same quarter in 2009. This result was attained due to lower amounts of provisions for labor suits.

Income tax expense

The income tax expense amounted to Ch$4,891.7 million in the 3Q10, lower by Ch$636.2 million or 11.5% with respect to the 3Q09. During the period, a lower provision for income tax was recorded despite higher earnings before taxes were recorded in the quarter in view of the existence of cumulative provisions.

Exchange rate

In the 3Q10 an appreciation of 11.6% of Chilean peso against the dollar was recorded, while in the 3Q09 a depreciation of 3.5% of Chilean peso against the dollar was registered.

COMPREHENSIVE INCOME STATEMENT

	3Q10	3Q09	Change	%
	(Million of Chilean pesos, except percentages)

Revenues	36,022.2	39,738.8	(3,716.6)	-9.4%
Gain on mandatory investments	10,857.8	13,502.3	(2,644.5)	-19.6%
Life and disability insurance premium expense (less)	(440.0)	(9,904.7)	9,464.7	-95.6%
Employee expenses (less)	(7,286.2)	(7,480.7)	194.5	-2.6%
Depreciation and amortization (less)	(2,000.1)	(2,783.9)	783.9	-28.2%
Miscellaneous other operating expenses (less)	(6,743.1)	(6,375.8)	(367.3)	5.8%
Finance costs (less)	(15.3)	(18.7)	3.4	-18.0%
Income (loss) from investments	76.9	27.1	49.8	183.6%
Share of the profit (loss) from equity accounted associates	2,220.6	1,932.2	288.4	14.9%
Exchange differences	(111.3)	(78.9)	(32.4)	41.0%
Other non-operating income	586.4	578.7	7.7	1.3%
Other non-operating expenses (less)	(128.0)	(445.1)	317.1	-71.3%

PROFIT (LOSS) BEFORE TAX	33,040.1	28,691.4	4,348.7	15.2%

Income tax expense	(4,891.7)	(5,528.0)	636.2	-11.5%
Profit (loss) after tax from continuing operations	28,148.4	23,163.4	4,985.0	21.5%

PROFIT (LOSS)	28,148.4	23,163.4	4,985.0	21.5%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	November 1, 2010	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	November 1, 2010	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.